Announcement to the Market

3rd Quarter 2024 Results

Itaú Unibanco Holding S.A. ("Company") announces to the shareholders and to the market that, the Complete Financial Statements and the Management Discussion and Analysis for the 3rd quarter of 2024 ending September 30, 2024, are already available on the Investor Relations website (www.itau.com.br/investor-relations).

Additionally, we forward the information described below:

- Press Presentation on the quarterly result, scheduled for 11/05/2024 at 07:00 a.m. (EST) / 09:00 a.m. (Brasília time) **(Attachment 01)**;
- Presentation of the interactive meeting on the quarterly result, scheduled for Tuesday, 11/05/2024 at 08:00 a.m. (EST) / 10:00 a.m. (Brasília time) **(Attachment 02)**;
- Institutional Presentation of the 3rd quarter of 2024 **(Attachment 03)**.

The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.

These information's strengthen our commitment to transparency in our disclosures to the many strategic audiences we have.

São Paulo - SP, November 05, 2024.

Gustavo Lopes Rodrigues

Investor Relations Officer

Attachment 01

(portuguese only)

Itaú Unibanco Holding S.A.

Resultados **3T24**

São Paulo, **5 de Novembro de 2024**

Destaques

		3T24 x 2T24	3T24 x 3T23
Resultado Recorrente Gerencial[1]	R$ 10,7 bilhões	∧ 6,0%	∧ 19,4%
Carteira de Crédito	R$ 1.278,0 bilhões	∧ 1,9%	∧ 9,9%
Margem com Clientes[1]	R$ 27,5 bilhões	∧ 4,5%	∧ 8,2%

			3T24 x 2T24	3T24 x 3T23
ROE Recorrente Gerencial[1]	Consolidado	22,7%	∧ 0,3 p.p.	∧ 1,9 p.p.
	Brasil	23,8%	∧ 0,2 p.p.	∧ 1,8 p.p.
NPL Consolidado	> 90 dias	2,6%	∨ 0,1 p.p.	∨ 0,4 p.p.
	15 – 90 dias	2,2%	∨ 0,1 p.p.	∨ 0,1 p.p.
Capital Principal (CET I)		13,7%	∧ 0,6 p.p.	∧ 0,6 p.p.

(1) Excluindo o resultado da operação na Argentina no 3º trimestre de 2023.

Carteira de crédito

em R$ bilhões

	set/24	jun/24	Δ	set/23	Δ	Δ Saldo Médio Set/24 x Jun/24
Pessoas físicas	428,7	418,3	2,5%	408,0	5,1%	+ 2,3%
Cartão de crédito	133,2	130,9	1,7%	127,7	4,3%	
Crédito pessoal	65,9	63,9	3,1%	60,7	8,5%	
Crédito consignado	74,7	74,0	1,0%	73,8	1,2%	
Veículos	35,9	34,8	3,0%	32,8	9,5%	
Crédito imobiliário	119,0	114,6	3,9%	112,9	5,4%	
Micro, pequenas e médias empresas	206,3	198,2	4,1%	183,7	12,3%	+ 3,3%
Grandes empresas	411,2	408,5	0,7%	359,3	14,4%	+5,9%
Total Brasil	**1.046,2**	**1.025,0**	**2,1%**	**951,0**	**10,0%**	**+3,9%**
América Latina	231,8	229,1	1,2%	212,2	9,2%	+8,2%
Total[1]	**1.278,0**	**1.254,1**	**1,9%**	**1.163,2**	**9,9%**	**+4,7%**
Total (ex-variação cambial)	**1.278,0**	**1.252,2**	**2,1%**	**1.185,3**	**7,8%**	

(1) Inclui títulos privados e garantias financeiras prestadas.

Qualidade do crédito

NPL 15 - 90 dias - % consolidado



2,4%
2,3%
2,3%
2,5%
2,5%
2,4%
2,5%
2,5%
2,5%
2,3%
2,3%
2,3%
2,3%
2,3%
2,2%
2,4%
2,4%
2,4%
2,5%
2,3%
2,3%
2,4%
2,2%
2,1%
dez/19
mar/23
jun/23
set/23
dez/23
mar/24
jun/24
set/24

NPL 90 dias - % consolidado



3,4%
3,4%
3,5%
3,5%
3,2%
3,1%
3,0%
2,9%
3,0%
2,9%
3,0%
3,0%
2,8%
2,7%
2,7%
2,6%
1,9%
1,4%
1,3%
1,3%
1,4%
1,4%
1,4%
1,4%
dez/19
mar/23
jun/23
set/23
dez/23
mar/24
jun/24
set/24
Brasil
Total
América Latina

Brasil



3,1%
3,5%
3,4%
3,2%
3,2%
3,3%
3,2%
3,0%
1,6%
1,8%
1,8%
1,7%
1,8%
1,9%
1,7%
1,5%
1,2%
0,2%
0,3%
0,2%
0,0%
0,3%
0,1%
0,2%
dez/19
mar/23
jun/23
set/23
dez/23
mar/24
jun/24
set/24

Brasil



4,8%
4,9%
4,9%
4,9%
4,4%
4,2%
4,2%
4,0%
2,3%
2,3%
2,5%
2,6%
2,6%
2,6%
2,6%
2,5%
0,5%
0,1%
0,1%
0,1%
0,1%
0,1%
0,1%
0,02%
+0,01 p.p.
dez/19
mar/23
jun/23
set/23
dez/23
mar/24
jun/24
set/24
Pessoas físicas
Micro, pequenas e médias empresas
Grandes empresas
Impacto cessão de créditos¹

(1) No terceiro trimestre de 2024, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de setembro/24 no valor de R$ 209 milhões do segmento de grandes empresas.

Qualidade e custo do crédito

Custo do crédito[1] (em R$ bilhões)

Custo anualizado / Carteira² - (%)

ex- impacto de crédito corporativo específico



3,3%
3,3%
3,2%
3,1%
3,0%
2,9%
2,8%
2,6%
5,8
9,4
9,3
9,2
8,8
8,8
8,2
8,7
4T19
2T23
3T23
4T23
1T24
2T24
3T24

Carteira renegociada (em R$ bilhões)

Carteira renegociada consolidada / Carteira total - (%)



3,9%
3,6%
3,5%
3,3%
3,2%
3,0%
2,8%
28,1
40,9
40,9
39,0
37,6
37,4
35,8
Consolidado
25,7
37,4
37,3
35,5
34,6
34,1
32,4
Brasil
dez/19
jun/23
set/23
dez/23
mar/24
jun/24
set/24

Índice de cobertura – NPL 90 dias (%)

ex- impacto de crédito corporativo específico



930%
1403%
1468%
1342%
1253%
1021%
765%
1.146%
238%
275%
271%
260%
285%
277%
268%
229%
212%
209%
216%
221%
215%
205%
215%
183%
180%
177%
182%
184%
179%
179%
dez/19
jun/23
set/23
dez/23
mar/24
jun/24
set/24
Atacado Brasil
América Latina
Total
Varejo Brasil

(1) despesa de provisão para créditos de liquidação duvidosa + recuperação de créditos + impairment + descontos concedidos; (2) saldo médio da carteira de crédito com garantias financeiras prestadas e títulos privados considerando-se os dois últimos trimestres.

Implementação da Resolução CMN nº 4.966 e da MP nº 1.261

Resolução 4.966

Saldo de Perda Esperada em Set/24
em R$ bilhões



56,5
Impairment e Provisão para desvalorização de títulos
5,4
PDD Complementar
14,6
PDD Mínima
36,5

- Modelo de perda esperada em uso desde 2010
- Resolução 4.966: reforçando o balanço desde a CP 60 de 2018
- Modelo vigente já contempla provisões para TVM
- Resolução 4.966 não trará mudança de apetite de risco

MP nº 1.261

- MP 1.261: capacidade de absorver a aceleração do consumo dos créditos tributários
- Não teremos impacto no índice de capital por conta da MP 1.261

Não esperamos impacto da Resolução 4.966 no Patrimônio Líquido, no índice de capital e na despesa de PDD

Despesas não decorrentes de juros

em R$ bilhões

	3T24	2T24	Δ	9M24	9M23	Δ
Despesas de pessoal	(7,0)	(6,6)	6,3%	(20,1)	(18,7)	7,5%
Despesas administrativas e outras[1]	(6,8)	(6,5)	5,0%	(19,2)	(17,8)	8,1%
Total - Brasil	**(13,8)**	**(13,1)**	**5,7%**	**(39,3)**	**(36,5)**	**7,8%**
América Latina	(2,1)	(2,0)	6,8%	(6,1)	(6,3)	-3,8%
Despesas não decorrentes de juros	**(15,9)**	**(15,1)**	**5,8%**	**(45,4)**	**(42,8)**	**6,1%**
Argentina	-	-	-	-	0,6	-
Despesas não decorrentes de juros (Ex-Argentina)	**(15,9)**	**(15,1)**	**5,8%**	**(45,4)**	**(42,2)**	**7,7%**

Índice de eficiência



46,0%
46,3%
44,4%
41,6%
39,8%
39,1%
44,5%
44,3%
42,5%
39,0%
37,8%
37,5%
9M19
9M20
9M21
9M22
9M23
9M24
Consolidado
Brasil

Variação com destaque para investimentos

9M24 vs.9M23 – em R$ bilhões



Investimentos
Core: (1,1) | +4,0%
(42,8)
6,3
(36,5)
(1,8)
(38,3)
1,6
(2,6)
(39,3)
(6,1)
(45,4)
9M23
América Latina
Brasil 9M23
Negócios e tecnologia
Brasil com investimentos
Programa eficiência
Transacionais e demais
Brasil 9M24
América Latina
9M24

(1) Considera despesas operacionais, despesas de provisão e outras despesas tributárias (Inclui IPTU, IPVA, IOF e outros). Não inclui PIS, COFINS e ISS.

Investimento em tecnologia com foco na experiência do cliente

Plataforma modernizada, beneficiando nossa competitividade, clientes e negócios

Qualidade
-99%
9M24 x 9M18
de incidentes de alto impacto na experiência de clientes

Velocidade
+15 x
9M24 x 9M18
de implantações de mudanças e atualizações tecnológicas

Custo
-55%
9M24 x 9M18
no custo de transações únicas

+

Inteligência Artificial

Estratégia de crescimento orientada por dados

430+
cientistas de dados

360+
Iniciativas com uso de IA Generativa

60+
Engenheiros de Machine Learning

450+
profissionais que trabalham com IA generativa

1.000+
modelos de IA utilizados atualmente

=

Plataforma única como viabilizador de engajamento

7 apps com 3 formas distintas de login

Super App
Acesso com agência e conta

Itaú cartões
Acesso com número do cartão

Iti, Íon e cartões de crédito
Acesso com CPF



Um só Itaú, login único, 2 apps:
SuperApp e Íon

Todos os clientes em uma única plataforma:
- **Oferta full bank**
- **Hiper personalização**

Até out/24: ~2 milhões
2024: ~ 5 milhões
2025: ~15 milhões

Experiência do cliente

- Redução dos tempos de jornadas de alta frequência: -54% login e -16% PIX
- Modernização de 505 tarefas que compõem as principais jornadas digitais do SuperApp
- Adoção da metodologia própria de design, o Itaú Design Language, que oferece uma experiência moderna e consistente em todos os pontos de contato com o cliente e reduz o tempo de construção de novas jornadas
- Em 2024, entregamos 33 novos produtos e soluções digitais: PIX Crédito, Metas, Parcelamento de compras

Evolução da estratégia ESG

A evolução da estratégia de Sustentabilidade foi estruturada em três pilares: **Finanças Sustentáveis**, **Diversidade e Desenvolvimento** e **Transição Climática**.

Finanças Sustentáveis

Foco em gerar oportunidades de negócios cada vez mais sustentáveis, como produtos e serviços verdes e socialmente responsáveis.

Objetivo anterior

R$ 400 bi

entre 2019 e 2025 para operações de crédito e financiamentos para o desenvolvimento sustentável.

Em jun/24, superamos o objetivo inicial com R$ 420 bilhões desembolsados.

Objetivo atualizado

R$ 1 trilhão

entre 2020 e 2030 em operações de crédito e financiamentos à economia sustentável[1]

(1) O objetivo estratégico contempla o horizonte de tempo de jan/2020 a dez/2030 e considera nosso antigo compromisso de R$400 bilhões e projeta mais novos R$600 bilhões. A partir de jan/2025, serão considerados novos critérios de reconhecimento de operações alinhados aos avanços da taxonomia de finanças sustentáveis.

Guidance 2024

	Consolidado	Evolução em base comparável[4]	Revisado
Carteira de crédito total[1]	Crescimento entre **6,5%** e **9,5%**		Crescimento entre **9,5%** e **12,5%**
Margem financeira com clientes	Crescimento entre **4,5%** e **7,5%**	Crescimento entre **5,5%** e **8,5%**	**Mantido**
Margem financeira com o mercado	Entre **R$ 3,0 bi** e **R$ 5,0 bi**		**Mantido**
Custo do crédito[2]	Entre **R$ 33,5 bi** e **R$ 36,5 bi**		**Mantido**
Receita de prestação de serviços e resultado de seguros[3]	Crescimento entre **5,0%** e **8,0%**	Crescimento entre **5,5%** e **8,5%**	**Mantido**
Despesas não decorrentes de juros[5]	Crescimento entre **4,0%** e **7,0%**	Crescimento entre **5,0%** e **8,0%**	**Mantido**
Alíquota efetiva de IR/CS	Entre **29,5%** e **31,5%**		**Mantido**

(1) Inclui garantias financeiras prestadas e títulos privados; (2) Composto pelo resultado de créditos de liquidação duvidosa, impairment e descontos concedidos; (3) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização. (4) Considera ajuste pro forma em 2023 pela venda do Banco Itaú Argentina. (5) Custos core abaixo da inflação. Calculado em relação as despesas do Brasil Core.

Itaú Unibanco Holding S.A.

Resultados **3T24**

São Paulo, **5 de Novembro de 2024**

Attachment 02

Itaú Unibanco Holding S.A.

Earnings review **3Q24**

São Paulo, **November 5th 2024**

Highlights

		3Q24 x 2Q24	3Q24 x 3Q23
Recurring Managerial Result [1]	R$10.7 billion	^ 6.0%	^ 19.4%
Credit portfolio	R$1,278.0 billion	^ 1.9%	^ 9.9%
Margin with Clients[1]	R$27.5 billion	^ 4.5%	^ 8.2%

			3Q24 x 2Q24	3Q24 x 3Q23
Recurring Managerial ROE [1]	Consolidated	22.7%	^ 0.3 p.p.	^ 1.9 p.p.
	Brazil	23.8%	^ 0.2 p.p.	^ 1.8 p.p.
Consolidated NPL	+ 90 days	2.6%	v 0.1 p.p.	v 0.4 p.p.
	15 – 90 days	2.2%	v 0.1 p.p.	v 0.1 p.p.
Common Equity Tier I (CET I)		13.7%	^ 0.6 p.p.	^ 0.6 p.p.

(1) Excluding the result of the operation in Argentina in the 3rd quarter 2023.

Credit portfolio

In R$ billion

	Sep-24	Jun-24	Δ	Sep-23	Δ	Δ Average balance Sep-24 x Jun-24
Individuals	428.7	418.3	2.5%	408.0	5.1%	+ 2.3%
Credit card loans	133.2	130.9	1.7%	127.7	4.3%	
Personal loans	65.9	63.9	3.1%	60.7	8.5%	
Payroll loans	74.7	74.0	1.0%	73.8	1.2%	
Auto loans	35.9	34.8	3.0%	32.8	9.5%	
Mortgage	119.0	114.6	3.9%	112.9	5.4%	
Very small, small and middle market loans	206.3	198.2	4.1%	183.7	12.3%	+ 3.3%
Corporate loans	411.2	408.5	0.7%	359.3	14.4%	+5.9%
Total Brazil	**1,046.2**	**1,025.0**	**2.1%**	**951.0**	**10.0%**	**+3.9%**
Latin America	231.8	229.1	1.2%	212.2	9.2%	+8.2%
Total[1]	**1,278.0**	**1,254.1**	**1.9%**	**1,163.2**	**9.9%**	**+4.7%**
Total (ex-fx variation)	**1,278.0**	**1,252.2**	**2.1%**	**1,185.3**	**7.8%**	

(1) Includes private securities and financial guarantees provided.

Financial margin with clients



Change
In R$ billion
R$2.1 bn (+8.2%)
R$1.2 bn (+4.5%)
25.4
26.3
-2.8
23.4
-0.3
0.5
0.1
0.2
0.6
24.4
3.1
27.5
3Q23 Ex-Argentina
2Q24
Working capital[1] and others 2Q24
Spread-sensitive operations 2Q24
Product mix[2]
Average volume
Spreads and liabilities margin
Higher number of calendar days
Latin America and others[3]
Spread-sensitive operations 3Q24
Working capital[1] and others 3Q24
3Q24



Annualized average margin consolidated
8.9%
9.0%
8.9%
8.8%
8.7%
5.6%
5.8%
5.8%
5.7%
6.0%
3Q23
4Q23
1Q24
2Q24
3Q24



Annualized average margin Brazil
9.7%
9.8%
9.6%
9.5%
9.5%
5.9%
6.2%
6.1%
6.2%
6.5%
3Q23
4Q23
1Q24
2Q24
3Q24
Margin with clients
Risk-adjusted financial margin with clients

(1) Includes capital allocated to the business areas (except treasury), in addition to working capital of the corporation; (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Latin America and others considers structured wholesale operations.

Financial margin with the market


In R$ billion
Brazil
Latin America
Capital index hedge
0.7
1.0
0.1
-0.4
3Q23
0.8
1.1
0.1
-0.3
4Q23
1.1
1.1
0.2
-0.3
1Q24
1.4
1.6
0.1
-0.3
2Q24
1.1
1.3
0.1
-0.4
3Q24

Commissions, fees and result from insurance

In R$ billion

	3Q24	2Q24	Δ	3Q23	Δ
Credit and debit cards	4.3	4.2	1.0%	4.2	1.2%
Card issuance	3.2	3.1	0.5%	3.0	4.3%
Acquiring	1.1	1.1	2.4%	1.2	-6.7%
Current account services	1.6	1.6	0.3%	1.6	-4.3%
Asset management[1]	1.7	1.6	5.2%	1.5	16.9%
Advisory services and brokerage	1.1	1.5	-25.7%	1.0	11.0%
Credit operations and guarantees provided	0.7	0.7	3.6%	0.7	8.0%
Collection services	0.5	0.5	1.3%	0.5	6.5%
Other	0.4	0.3	11.8%	0.4	-10.1%
Latin America (ex-Argentina)	1.0	0.9	9.1%	0.8	24.3%
Commissions and fees	**11.2**	**11.3**	**-0.9%**	**10.7**	**5.3%**
Insurance, pension plans and premium bonds[2]	**2.5**	**2.4**	**5.3%**	**2.2**	**15.3%**
Commissions and insurance (Ex-Argentina)	**13.8**	**13.7**	**0.2%**	**12.9**	**7.0%**
Argentina	-	-	-	0.0	-
Commissions and insurance	**13.8**	**13.7**	**0.2%**	**12.9**	**6.8%**

(1) Includes fund management fees and "consórcio" management fees; (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses.

Credit quality

15 - 90 days NPL % consolidated



2.4%
2.3%
2.3%
2.5%
2.5%
2.4%
2.5%
2.5%
2.5%
2.3%
2.3%
2.3%
2.3%
2.3%
2.2%
2.4%
2.4%
2.4%
2.5%
2.3%
2.3%
2.4%
2.2%
2.1%
Dec-19
Mar-23
Jun-23
Sep23
Dec-23
Mar-24
Jun-24
Sep-24

90 days NPL % consolidated



3.4%
3.4%
3.5%
3.5%
3.2%
3.1%
3.0%
2.9%
3.0%
2.9%
3.0%
3.0%
2.8%
2.7%
2.7%
2.6%
1.9%
1.4%
1.3%
1.3%
1.4%
1.4%
1.4%
1.4%
Dec-19
Mar-23
Jun-23
Sep23
Dec-23
Mar-24
Jun-24
Sep-24
Brazil
Total
Latin America

Brazil



3.1%
3.5%
3.4%
3.2%
3.2%
3.3%
3.2%
3.0%
1.6%
1.8%
1.8%
1.7%
1.8%
1.9%
1.7%
1.5%
1.2%
0.2%
0.3%
0.2%
0.0%
0.3%
0.1%
0.2%
Dec-19
Mar-23
Jun-23
Sep23
Dec-23
Mar-24
Jun-24
Sep-24

Brazil



4.8%
4.9%
4.9%
4.9%
4.4%
4.2%
4.2%
4.0%
2.3%
2.3%
2.5%
2.6%
2.6%
2.6%
2.6%
2.5%
0.5%
0.1%
0.1%
0.1%
0.1%
0.1%
0.1%
0.02%
+0.01 p.p.
Dec-19
Mar-23
Jun-23
Sep23
Dec-23
Mar-24
Jun-24
Sep-24
Individuals
very small, small and middle market companies
Corporate
Impact of sale of assets[1]

(1) In the third quarter of 2024, we sold loans with low probability of recovery to unrelated companies and without risk retention, which would be active at the end of September-24 worth R$209 million of the corporate portfolio.

Quality and cost of credit

Cost of credit[1] (in R$ billion)



Annualized cost of credit / Loan portfolio² - (%)
ex- impact of specific corporate credit
3.3%
3.3%
3.2%
3.1%
3.0%
2.9%
2.8%
2.6%
5.8
9.4
9.3
9.2
8.8
8.8
8.2
8.7
4Q19
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24

Renegotiated portfolio (in R$ billion)



Renegotiated portfolio / Total portfolio - (%)
3.9%
3.6%
3.5%
3.3%
3.2%
3.0%
2.8%
28.1
40.9
40.9
39.0
37.6
37.4
35.8
Consolidated
25.7
37.4
37.3
35.5
34.6
34.1
32.4
Brazil
Dec-19
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24

Coverage ratio – NPL 90 days (%)



ex- impact of specific corporate credit
930%
1403%
1468%
1342%
1253%
1021%
765%
1,146%
238%
275%
271%
260%
285%
277%
268%
229%
212%
209%
216%
221%
215%
205%
215%
183%
180%
177%
182%
184%
179%
179%
Dec-19
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24
Wholesale Brazil
Latin America
Total
Retail Brazil

(1) provision for loan losses + recovery of loans + impairment + discounts granted; (2) average loan portfolio balance with financial guarantees provided and private securities considers the last two quarters.

Implementation of CMN[1] Resolution 4,966 and MP 1,261[2]

Resolution 4,966

Expected Loss Allowance in Sep-24
in R$ billions



56.5
Impairment and Provision for securities devaluation
5.4
Complementary Allowance
14.6
Minimum Allowance
36.5

- Expected loss model in use since 2010
- Resolution 4,966: further strengthening the balance sheet since the publication of Public Consultation 60 in 2018
- Current provisioning model already incorporates allowance for securities
- Resolution 4,966 won't impact the bank's risk appetite

We don't expect Resolution 4,966 to have any impact on stockholders' equity, on the capital ratio and on provision for loan losses

MP nº 1,261

- MP 1,261: capacity to absorb the acceleration of consumption of tax credits
- There will be no impact on the capital ratio due to MP 1,261

(1) National Monetary Council. (2) Provisional Measure 1,261

Non-interest expenses

In R$ billion

	3Q24	2Q24	Δ	9M24	9M23	Δ
Personnel	(7.0)	(6.6)	6.3%	(20.1)	(18.7)	7.5%
Administrative and other [1]	(6.8)	(6.5)	5.0%	(19.2)	(17.8)	8.1%
Total - Brazil	**(13.8)**	**(13.1)**	**5.7%**	**(39.3)**	**(36.5)**	**7.8%**
Latin America	(2.1)	(2.0)	6.8%	(6.1)	(6.3)	-3.8%
Non-interest expenses	**(15.9)**	**(15.1)**	**5.8%**	**(45.4)**	**(42.8)**	**6.1%**
Argentina	-	-	-	-	0.6	-
Non-interest expenses (ex-Argentina)	**(15.9)**	**(15.1)**	**5.8%**	**(45.4)**	**(42.2)**	**7.7%**



Efficiency ratio
46.0%
46.3%
44.4%
41.6%
39.8%
39.1%
44.5%
44.3%
42.5%
39.0%
37.8%
37.5%
9M19
9M20
9M21
9M22
9M23
9M24
Consolidated
Brazil

Change, highlighting investments

9M24 vs.9M23 – in R$ billion



Investments
Core: (1.1) | +4.0%
(42.8)
6.3
(36.5)
(1.8)
(38.3)
1.6
(2.6)
(39.3)
(6.1)
(45.4)
9M23
Latin America
Brazil 9M23
Business and Tecnnology
Brazil with investments
Efficiency program
Transactional and other
Brazil 9M24
Latin America
9M24

(1) Includes operating expenses, provision expenses and other tax expenses (Includes IPTU, IPVA, IOF and others). Does not include PIS, Cofins and ISS.

Investment in technology focused on client experience

A modernized platform that positively impacts our clients, businesses, and the bank's competitiveness

Quality
-99%
9M24 x 9M18
of high-impact Incidents that negatively affect clients' experience

Speed
+15 x
9M24 x 9M18
of technological changes and updates implemented

Cost
-55%
9M24 x 9M18
of cost on transactions

+

Artificial Intelligence

Data-driven growth strategy

430+
data scientists

360+
Initiatives using Generative AI

60+
Machine Learning engineers

450+
professionals working with generative AI

1,000+
AI models currently in use

=

Single platform as an enabler of engagement

Previously: 7 apps with 3 different logins

Super App
Access with branch and account numbers

Itaú cards
Access using card number

Iti, Íon and credit cards
Access with Personal ID number (CPF)



One Itaú, single login, 2 apps:
SuperApp and Íon

All clients on a single platform:
- **Full banking offer**
- **High personalization**

Until Oct-24: ~2 million
2024: ~ 5 million
2025: ~15 million

Client experience

- Reduction in the duration of high-frequency journeys: -54% login and -16% PIX (money transfer)
- Modernization of 505 tasks that make up the SuperApp's main digital journeys
- Adoption of our own design methodology, the Itaú Design Language, which offers a modern and consistent experience at all points of contact with the client and reduces the time it takes to build new journeys
- In 2024, we delivered 33 new digital products and solutions: PIX Credit, Purchase in installments

Capital



13.1%
+ 0.5%
+0.1%
- 0.03%
13.7%
15.2%
1.5%²
13.7%
Jun-24 Common equity Tier I (CET I)
Net income in the quarter, dividends and interest on own capital
Prudential and equity adjustments
Risk-weighted assets¹
Sep-24 Common equity Tier I (CET I)
Sep-24 Tier I capital
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period, which was considered in the prudential and equity adjustments column, together with the capital index hedge; (2) Additional Tier I (AT1) limited to 1.5%, in accordance with CMN Resolution No. 4,958.

ESG Strategy Evolution

The evolution of our sustainability strategy was structured around three pillars: **Sustainable Finance, Diversity and Development, and Climate Transition.**

Sustainable Finance

Focus on generating increasingly sustainable business opportunities, such as green and socially responsible products and services.

Previous goal

R$400 bn

between 2019 and 2025 for lending and financing operations for sustainable development.

In June 24, we exceeded the initial target reaching R$420 billion disbursed.

Updated goal

R$1 trillion

between 2020 and 2030 in lending and financing for sustainable economy[1].

(1) The strategic goal covers the time horizon from Jan-2020 to Dec-2030 and takes into account our previous commitment of R$400 billion and projects another R$600 billion. From Jan-2025, new criteria for recognizing operations will be considered in line with advances in the taxonomy of sustainable finance.

2024 Guidance

	Consolidated	Growth on a comparable basis[4]	Reviewed
Total credit portfolio[1]	Growth between **6.5%** and **9.5%**		Growth between **9.5%** and **12.5%**
Financial margin with clients	Growth between **4.5%** and **7.5%**	Growth between **5.5%** and **8.5%**	**Maintained**
Financial margin with the market	Between **R$3.0 bn** and **R$5.0 bn**		**Maintained**
Cost of credit[2]	Between **R$33.5 bn** and **R$36.5 bn**		**Maintained**
Commissions and fees and results from insurance operations[3]	Growth between **5.0%** and **8.0%**	Growth between **5.5%** and **8.5%**	**Maintained**
Non-interest expenses[5]	Growth between **4.0%** and **7.0%**	Growth between **5.0%** and **8.0%**	**Maintained**
Effective tax rate	Between **29.5%** and **31.5%**		**Maintained**

(1) Includes financial guarantees provided and corporate securities; (2) Composed of result from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.(4) Considers pro forma adjustments in 2023 of the sale of Banco Itaú Argentina. (5) Calculated based on Brazil core expenses; (5) Core expenses below inflation. Calculated based on Brazil core expenses.

Itaú Unibanco Holding S.A.

Earnings review **3Q24**

São Paulo, **November 5th 2024**

Itaú Unibanco Holding S.A.

Additional **information**

Results

In R$ billion

	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Operating revenues	**42.7**	**41.8**	**2.1%**	**39.5**	**8.0%**	**124.9**	**115.8**	**7.8%**
Managerial financial margin	28.5	27.7	3.1%	26.3	8.5%	83.1	77.0	7.9%
Financial margin with clients	27.5	26.3	4.5%	25.6	7.4%	79.5	74.5	6.7%
Financial margin with the market	1.1	1.4	-24.7%	0.7	47.7%	3.5	2.4	44.8%
Commissions and fees	11.2	11.3	-0.9%	10.7	5.0%	33.4	31.4	6.4%
Revenues from insurance	3.0	2.8	5.0%	2.6	15.0%	8.4	7.4	12.6%
Cost of credit	**(8.2)**	**(8.8)**	**-6.4%**	**(9.3)**	**-11.0%**	**(25.9)**	**(27.8)**	**-7.0%**
Provision from loan losses	(8.6)	(9.3)	-7.9%	(9.2)	-7.1%	(27.0)	(27.8)	-3.0%
Impairment	(0.4)	(0.2)	117.9%	(0.1)	269.0%	(0.7)	(0.1)	397.4%
Discounts granted	(0.6)	(0.6)	-4.4%	(1.0)	-43.0%	(1.8)	(2.7)	-32.6%
Recovery of loans written off as losses	1.3	1.3	0.4%	1.1	17.6%	3.6	2.9	25.6%
Retained claims	**(0.4)**	**(0.4)**	**3.5%**	**(0.4)**	**13.7%**	**(1.2)**	**(1.1)**	**6.6%**
Other operating expenses	**(18.6)**	**(17.6)**	**5.3%**	**(17.0)**	**8.9%**	**(53.0)**	**(49.9)**	**6.2%**
Non-interest expenses	(15.9)	(15.1)	5.8%	(14.7)	8.2%	(45.4)	(42.8)	6.1%
Tax expenses and other	(2.6)	(2.6)	2.0%	(2.3)	13.6%	(7.6)	(7.1)	6.6%
Income before tax and minority interests	**15.5**	**15.0**	**3.4%**	**12.9**	**20.3%**	**44.8**	**37.0**	**21.2%**
Income tax and social contribution	**(4.5)**	**(4.6)**	**-1.8%**	**(3.7)**	**22.0%**	**(13.4)**	**(10.2)**	**30.8%**
Minority interests in subsidiaries	**(0.3)**	**(0.3)**	**-3.9%**	**(0.1)**	**113.5%**	**(0.9)**	**(0.5)**	**74.0%**
Recurring managerial result	**10.7**	**10.1**	**6.0%**	**9.0**	**18.1%**	**30.5**	**26.2**	**16.4%**

Business model

In R$ billion	9M24					9M23					Δ (9M24 x 9M23)				
	Total	Credit	Trading	Insurance & services	Excess capital	**Total**	Credit	Trading	Insurance & services	Excess capital	**Total**	Credit	Trading	Insurance & services	Excess capital
Operating revenues	**124.9**	**69.0**	**2.8**	**51.8**	**1.2**	**115.8**	**66.7**	**1.6**	**46.6**	**1.0**	**9.0**	**2.4**	**1.1**	**5.2**	**0.3**
Managerial financial margin	83.1	56.6	2.8	22.4	1.2	77.0	55.0	1.6	19.4	1.0	6.1	1.6	1.1	3.0	0.3
Commissions and fees	33.4	12.4	0.0	21.0	-	31.4	11.7	0.0	19.7	-	2.0	0.8	0.0	1.3	-
Revenues from insurance [1]	8.4	-	-	8.4	-	7.4	-	-	7.4	-	0.9	-	-	0.9	-
Cost of credit	**(25.9)**	**(25.9)**	**-**	**-**	**-**	**(27.8)**	**(27.8)**	**-**	**-**	**-**	**1.9**	**1.9**	**-**	**-**	**-**
Retained claims	**(1.2)**	**-**	**-**	**(1.2)**	**-**	**(1.1)**	**-**	**-**	**(1.1)**	**-**	**(0.1)**	**-**	**-**	**(0.1)**	**-**
Non-interested expenses and other[2]	**(53.9)**	**(27.9)**	**(0.8)**	**(25.1)**	**(0.1)**	**(50.4)**	**(26.8)**	**(0.6)**	**(23.0)**	**(0.0)**	**(3.5)**	**(1.1)**	**(0.2)**	**(2.1)**	**(0.1)**
Recurring managerial result	**30.5**	**10.2**	**1.2**	**18.1**	**1.0**	**26.2**	**8.6**	**0.7**	**16.3**	**0.7**	**4.3**	**1.6**	**0.5**	**1.9**	**0.3**
Average regulatory capital	**182.9**	**107.5**	**5.1**	**48.8**	**21.5**	**168.6**	**107.5**	**4.2**	**47.7**	**9.3**	**14.3**	**(0.0)**	**0.9**	**1.1**	**12.3**
Value creation	**12.4**	**(0.1)**	**0.7**	**13.0**	**(1.2)**	**9.0**	**(2.1)**	**0.2**	**11.1**	**(0.3)**	**3.5**	**1.9**	**0.5**	**1.9**	**(0.9)**
Recurring managerial ROE	**22.2%**	**12.7%**	**31.6%**	**49.5%**	**6.0%**	**20.9%**	**10.7%**	**21.0%**	**45.4%**	**9.6%**	**1.3 p.p.**	**2.0 p.p.**	**10.6 p.p.**	**4.1 p.p.**	**-3.5 p.p.**

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

Results

2023 income statement, excluding Banco Itaú Argentina

For a better understanding of the 2024 projections, we present below the quarterly and accumulated income statement for 2023 excluding the results of Banco Itaú Argentina. Due to the fact that in August 2023, we entered into an agreement to sell all shares of Banco Itaú Argentina, Itaú Unibanco's consolidated balance sheet as of September 2023 no longer included the figures from Itaú Argentina, while the income statement for the third quarter of 2023 took into account the results for the month of July 2023 only.

In R$ billion	1Q23	2Q23	3Q23	4Q23	2023
Financial margin with Clients	23.6	24.5	25.4	26.3	99.7
Service and insurance operations	12.3	12.3	12.9	13.5	50.9
Non-interest expenses	-13.5	-14.0	-14.6	-15.3	-57.5

Itaú Unibanco Holding S.A.

Earnings review **3Q24**

São Paulo, **November 5th 2024**

Attachment 03

3Q24 Institutional Presentation

With 100 years of history, we are the largest bank in Latin America[1]

Market Value[1]
USD 60.1 bn

Total Assets[2]
BRL 3,009 bn

Loan Portfolio[2]
BRL1,278.0 bn

Recurring ROE[3]
22.7%

Efficiency Ratio in Brazil[5]
37.7%

96.8 k
Employees in Brazil and overseas[2]

(1) Market value on October 31, 2024; (2) On September 30th, 2024; (3) In the 3rd quarter of 2024; (4) Brand Finance - Latin America 500 2024 (5) Last 12 months ending in September/24;
Note: Loan Portfolio considers financial guarantees provided and private securities

Recurring Managerial Result
BRL10.7 bn in 3Q24 | **BRL35.6 bn** in 2023
94.1% Brazil | 5.9% Latin America[3]

We are the **most valuable**[4] **brand** in South America
US$ 8.4 bn

We are a universal bank present in

18 countries
With **retail** operations in Latin America

We are obstinate to delight **clients,** through physical and digital services. We seek to transform ourselves whenever needed for sustainable growth

We are the only Latin America bank making up the Dow Jones Sustainability Index since it was launched

[B]³ Brasil Bolsa Balcão | NYSE | S&P Dow Jones Indices | ISEB3 | Bloomberg Gender-Equality Index 2021 | MSCI

... And our values guide us towards the Itaú of the future, with ethics being the base of this journey

We
put the
client first.

We
don't have
all the answers.

To us,
ethics are
non-negotiable.

We
are driven
by results.

We value
diversity
and inclusion.

We
have each
other's back.

Our ability to adapt, innovate and change has enabled us to get where we are now...

Click Here for more Info

1924 – Casa Moreira Salles (Unibanco) opens the banking division in 1924 and the opening of Banco Central de Crédito (Itaú) in 1943

1960 – First credit and debit cards

1970 – One of the four top data processing centers in Brazil is set up

1980 – Banking automation begins

- 1979 – Itautec is created
- 1983 – First ATM in Brazil
- Technical Operations Center (CTO) is set up

1990 – First Internet providers

2000 – First bank with no physical branches in Brazil, the Banco1.net

2002 – Acquisition of BBA gives rise to the largest investment bank in Brazil

- Mobile Banking in Brazil
- New Brazilian Payment System is set up

2007 – First iPhone is launched

2008 – Merger of Banco Itaú and Unibanco creates Brazil's largest private bank

- Itaú launches the first banking app



2012 – Itaú announces a BRL11.1B investment in technology, innovation and client service

2014 – Fintechs start to gain momentum

2019 – Acquisition of ZUP speeds up digital transformation

2020 – Beyond banking is launched (iPhone pra Sempre)

- Change in regulation (PIX and Open Finance)
- New product launched (Íon)
- New client solutions developed
- Checking account fees package optimization

2022 – Corporate development

- Ideal
- TOTVS

Itaú Shop is launched

2023 – New Brand launching Made of Future

Latest initiatives in the corporate development

- Orbia
- Avenue

2024 – Itaú 100 years

One Itaú
Single login | 2 apps
SuperApp + Íon

Events in Brazil and in the world
Itaú Unibanco

We put **the client first**

We offer an ecosystem...



Individuals
Corporate
itaú
Personnalitē
Uniclass
From BRL4k to BRL15 k
Personnalité
Over BRL15k or more than BRL250k in total investments
Private Bank
Over BRL15 million in investments
Itaú Branches
Up to BRL4k
Very Small and Small Companies
Up to BRL50 million
Ultra
Over BRL4 billion
Middle
From BRL50 million to BRL500 million
Large
From BRL500 million to BRL4 billion
itaú BBA

Integrated systems enable the best and most **complete** experience allowing our customers **full** access to **our solutions** in a simple manner.

We work to offer a **full digital** operation delivering the best products and services for our clients with a very competitive cost to serve.

The values mentioned above for individuals refer to monthly income and the values for corporate refer to annual revenue, except when indicated.

We put **the client first**

... with the most complete portfolio of financial products and services

Acquiring (Laranjinha)
Digital wallets, contactless payment and more than 50 brands.

Fund Administration
Complete portfolio through own and third-party products (open platform).

Bank Account
Access to several services and benefits for Itaú customers.

Loans
100% online through the app or at the branches.

Credit Cards
We have a card for each client profile.

Payroll Loans
Payment in fixed monthly installments, deducted directly from the paycheck

Currency Exchange
Complete platform to support clients' travel needs, international payments and cash management.

Cash Management
Complete cash management solution for institutional clients.

Derivatives
We have the right solution for any scenario.

Mortgage
Exclusive service and support throughout the process.

Investment Banking
Specialized team dedicated to provide advisory in the capital markets.

Asset Management
Investment advisory and app connected to news, wallets, clients' checking account and the support of the advisory team ((Ion)

Payments
Payments and Receivables done fast and safe.

Pension Plans / Premium Bonds
No loading fee Pension Plans / Premium Bonds prize draw twice a month, monthly, and annually.

Insurance
Complete portfolio through own and third-party products (open platform), with physical or digital service.

Auto Loans
Vehicle financing 100% online.

And many more solutions for our customers!

We put **the client first**

Our clients choose how they want to be served...

Remote

- **WhatsApp**
- **E-mail**
- **Telephone**
- **Chat**
- **Click to human**
- **Bankline**
- **Mobile banking** 100% of the features in the App

We serve **clients** how, when and where they **want to be served**

In-Person

3 k
Branches

Over 39 k
ATMs

In Brazil and in our Other Latin American[1] operations

Digital Interactions[2] in 3Q24

Corporate	Individuals
96%	97%

Our footprint is constantly optimized by our clients' behavior and needs.

(1) Chile, Colombia, Paraguay and Uruguay
(2) It considers total financing contracts, transfers and payments made in all channels, except for cash.

... that's why it's so important to listen to our clients

The client is the focus of everything we do

Our commitment: to serve our clients where, when and how they want to be served

Access to the same type of service, independently of the channel

Freedom to choose the type of relationship: we are a digital bank with the advantage of in-person service

Ituber Escuta

+600k[1] calls

Leaders calling to hear direct feedback from clients and understand their experiences

ituber visita

+1,360[1]

Visits that connect leadership and frontliners in the whole country on a remote basis

Papo de Cliente

+45k[1]

Meetings between agency employees, aligned with learnings, aiming to improve the client experience

Products and Services

The most complete product portfolio in the Brazilian financial sector, using data to provide the best offers

Our team is obstinate in delighting clients...

Broad NPS coverage in measuring businesses and journeys allows data-driven insights with UX indicators

Structured feedback process focused on the evolution of our products and services

Robust innovation ecosystem based on clients needs

Our clients' satisfaction is reflected in the high level of NPS from our digital application solutions

... and always pursue sustainable growth

(1) Last 12 months.

Technology enables the best service to our clients


Quality
Design
of experience integrated to the teams' daily activities
Technology
Upgrade and focus on quick problem resolutions
Client
Products
Methodologies to develop products that clients love
Data and AI
Integrated in our work methodology and developments
Speed
Efficiency

Design, technology, products, data and AI drive **business competitiveness** and the **best UX**

Quality	Speed	Cost
-99%	**+1,515%**	**-55%**
9M24 x 9M18	9M24 x 9M18	9M24 x 9M18
of high-impact incidents in clients' experience	**of technological changes and updates** implemented	**of cost** on transactions

We have each other's back

Digital and cultural transformation generates efficiency gains and competitiveness

We are organized into multidisciplinary teams in the model of communities/tribes

Team-work to understand our clients' needs and to offer what they need when they need them

The communities are made of employees from different areas such commercial departments, technology, operations, UX, among others

24.8 k Employees

> 2.7 k Squads

Continuous investment in technology

3Q24 vs 2018

+ 2x Solution development investments

- 38% Infrastructure costs

Strengthening culture

Ongoing activities and processes reviews to seek efficiency gains

> 2,100 Planned initiatives

To optimize processes, to automatize activities, and to use data and analytics

> 1,800 initiatives under implementation

We create value in a consistent way



45.4%
42.1%
38.9%
37.9%
38.6%
-4.2%
1.8%
8.7%
7.7%
8.9%
-7.2%
-7.7%
1.4%
2.4%
4.3%
3Q20
3Q21
3Q22
3Q23
3Q24
Efficiency ratio - Brazil
Non-interest expenses growth compared to the same period of the previous year - Brazil
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA[1]) - Brazil

(1) IPCA: Brazilian consumer price index

We **value diversity and inclusion**

A diverse team is essential to better understand and serve our clients

In December 2023, we have already met the first tier of our 2025 targets

Women
54.5%
of employees

Leadership roles
35.4%
(target: 35% - 40%)

Hiring flow
53.9%
(target: >50%)

Black People
28.9%
of employees

Full-time[1]
27.5%
(target: 27% - 30%)

Hiring flow
40.9%
(target: >40%)

PWD[2]
5%
of employees

LGBT+
13.0%
of employees

Age Group
5.7%
Above 50 years old

Age Group
35.4%
Lower than 30 years old

Age Group
58.8%
Between 30 and 50 years old

Brazil
96.8%
of employees

International offices
3.2%
of employees

We believe that a **diverse** and **inclusive** team contributes to our goal of being the **leading bank** in **client satisfaction** and **sustainable performance**

Note: The indicators are present in our 2023 ESG Report and are referred to December 2023. [1]Total employees by self-declaration, divided by the total number of employees. It does not consider apprenticeship or internship.
[2]Considers Itaú Unibanco SA operations.

We **value diversity and inclusion**

The sustainability of our performance is reinforced by our commitments to positive impact...

The evolution of Sustainability strategy was structured around three pillars: **Sustainable Finance, Diversity and Development, and Climate Transition.**

Sustainable Finance

Focus on generating increasingly sustainable business opportunities, such as green and socially responsible products and services

Previous goal	Updated goal
BRL 400 bn between 2019 and 2025 for lending and financing operations for sustainable development. As of June 24, we exceeded the initial target with R$ 420 billion disbursed.	**BRL 1 trillion** between 2020 and 2030 in lending and financing for the sustainable economy[1].

[1]The strategic goal covers the time horizon from Jan/2020 to Dec/2030 and takes into account our old commitment of R$400 billion and projects another R$600 billion. From Jan/2025, new accounting criteria will be considered in line with advances in the taxonomy of sustainable finance.

We are **driven by results**

… and by the focus in sustainable value creation



20.9%
24.1%
23.9%
20.3%
21.8%
21.9%
23.7%
14.5%
19.3%
20.3%
21.0%
20.9%
22.2%
14.8%
16.0%
16.3%
17.0%
14.6%
14.0%
13.0%
12.9%
13.2%
14.3%
14.4%
14.4%
13.9%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
9M23
9M24
ROE
Average cost of capital

BRL billion



15.8
3.5
12.3
20.6
5.3
15.3
23.8
8.2
15.6
22.1
4.4
17.7
24.9
8.2
16.7
25.7
9.2
16.5
28.4
12.8
15.6
18.5
2.6
15.9
26.9
9.3
17.5
30.8
10.2
20.6
35.6
12.3
23.3
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Recurring managerial result
Value creation
Cost of capital
Increase of
38% in value creation
9M24 vs 9M23
26.2
9.0
17.2
30.5
12.4
18.1
9M23
9M24

We are **driven by results**

We have been presenting higher revenue with a cost discipline...

Clients NII

3Q24 **BRL 27.5 bn**

^ 4.5 % 3Q24 vs. 2Q24

^ 7.4% 3Q24 vs. 3Q23

3Q20	3Q21	3Q22	3Q23
15.6	17.6	23.4	25.6

(BRL billion)

Market NII

3Q24 **BRL 1.1 bn**

˅ 24.7% 3Q24 vs. 2Q24

^ 47.7% 3Q24 vs. 3Q23

3Q20	3Q21	3Q22	3Q23
1.4	1.9	0.5	0.7

(BRL billion)

Cost of credit

3Q24 **BRL 8.2 bn**

˅ 6.4% 3Q24 vs. 2Q24

˅ 11.0% 3Q24 vs. 3Q23

3Q20	3Q21	3Q22	3Q23
6.3	5.2	8.0	9.3

(BRL billion)

Commissions and insurance

3Q24 **BRL 13.8 bn**

^ 0.2% 3Q24 vs. 2Q24

^ 6.8% 3Q24 vs. 3Q23

3Q20	3Q21	3Q22	3Q23
11.1	11.6	12.3	12.9

(BRL billion)

Non-interest expenses

3Q24 **BRL 15.9 bn**

^ 5.8% 3Q24 vs. 2Q24

^ 8.2% 3Q24 vs. 3Q23

3Q20	3Q21	3Q22	3Q23
12.7	12.8	13.9	14.7

(BRL billion)

Recurring managerial result

3Q24 **BRL 10.7 bn**

^ 6.0% 3Q24 vs. 2Q24

^ 18.1% 3Q24 vs. 3Q23

3Q20	3Q21	3Q22	3Q23
5.0	6.8	8.1	9.0

(BRL billion)

We are **driven by results**

... without overlooking risk management

Credit portfolio[1]

Sep-24
BRL 1,278 bn

↑ 1.9 % Sep-24 vs. Jun-24
↑ 9.9% Sep-24 vs. Sep-23

Sep-20	Sep-21	Sep-22	Sep-23
847	962	1,111	1,163

(BRL billion)

90 days NPL[2]

Sep-24
2.6%

↓ 0.1 p.p. Sep-24 vs. Jun-24
↓ 0.4 p.p. Sep-24 vs. Sep-23

Sep-20	Sep-21	Sep-22	Sep-23
2.2	2.6	2.8	3.0

(%)

15-90 days NPL[2]

Sep-24
2.2%

↓ 0.1 p.p. Sep-24 vs. Jun-24
↓ 0.1 p.p. Sep-24 vs. Sep-23

Sep-20	Sep-21	Sep-22	Sep-23
1.9	1.7	2.3	2.3

(%)

Coverage ratio

Sep-24
205%

↓ 10.0 p.p. Sep-24 vs. Jun-24
↓ 4.0 p.p. Sep-24 vs. Sep-23

Sep-20	Sep-21	Sep-22	Sep-23
339	234	215	209

(%)

Funding[3]

Sep-24
BRL 1,441 bn

↑ 0.5 % Sep-24 vs. Jun-24
↑ 8.6% Sep-24 vs. Sep-23

Sep-20	Sep-21	Sep-22	Sep-23
1,039	1,081	1,216	1,328

(BRL billion)

LCR[4]

Sep-24
224.9%

↑ 23.8 p.p. Sep-24 vs. Jun-24
↑ 37.1 p.p. Sep-24 vs. Sep-23

Sep-20	Sep-21	Sep-22	Sep-23
195	171	158	188

(%)

NSFR[5]

Sep-24
124.2%

↑ 1.9 p.p. Sep-24 vs. Jun-24
↓ 3.1 p.p. Sep-24 vs. Sep-23

Sep-20	Sep-21	Sep-22	Sep-23
124	121	123	127

(%)

Tier I capital ratio

Sep-24
15.2%

↑ 0.6 p.p. Sep-24 vs. Jun-24
↑ 0.6 p.p. Sep-24 vs. Sep-23

Sep-20	Sep-21	Sep-22	Sep-23
12.4	12.9	13.2	14.6

(%)

(1) Includes financial guarantees provided and private bonds; (2) Excluding the effect of credit sales (more details in the report "Management analysis of the operation and complete financial statements 3Q24"); (3) Deposits + Debentures + TVM Obligations + Loans and Transfers; (4) LCR - Liquidity Coverage Ratio; (5) NSFR - Net Stable Funding Ratio.

We are **driven by results**

We expect to continue delivering solid performance...

2024 Guidance	Consolidated	Growth on a comparable basis[4]	Reviewed
Total credit portfolio[1]	Growth between 6.5% and 9.5%		Growth between 9.5% and 12.5%
Financial margin with clients	Growth between 4.5% and 7.5%	Growth between 5.5% and 8.5%	Maintained
Financial margin with the market	Between R$3.0 bn and R$5.0 bn		Maintained
Cost of credit[2]	Between R$33.5 bn and R$36.5 bn		Maintained
Commissions and fees and results from insurance operations[3]	Growth between 5.0% and 8.0%	Growth between 5.5% and 8.5%	Maintained
Non-interest expenses[5]	Growth between 4.0% and 7.0%	Growth between 5.0% and 8.0%	Maintained
Effective tax rate	Between 29.5% and 31.5%		Maintained

(1) Includes financial guarantees provided and corporate securities; (2) Composed of result from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.(4) Considers pro forma adjustments in 2023 of the sale of Banco Itaú Argentina. (5) Calculated based on Brazil core expenses; (5) Core expenses below inflation. Calculated based on Brazil core expenses.

… exploring possible growth paths in different businesses

Individuals

iPhone pra Sempre

Itaú Shop

Samsung no Itaú

Inteligência Financeira

More engagement and principality

One Itaú - one of the main levers in the short term to intensify relationships with our clients

Corporate development – guarantee the most complete portfolio of products and services

Beyond banking - Solutions platform that goes beyond the banking needs of our clients

Insurance

Potential growth in the sector and increase penetration in our individual and corporate client base throughout own and third-party products

More than 20 products and services offered at our open platform and **more than 15** partners

Corporate

Strength of client relationship

Increase of client base, mainly for lower-revenue clients, through a new commercial proposal focused on delivering a digital operation with a specific value offer.

Large Corporate

Continue growing with leadership in the large corporate business in both credit and capital market solutions

Investor Relations

(11) 2794-3547 | ri@itau-unibanco.com.br | https://www.itau.com.br/relacoes-com-investidores/en/